
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 6, 2013

Via E-mail
Wayne Musselman
Director
Sand Technology Inc.
4115 Sherbrooke St. West, Suite 500
Westmount, Quebec, Canada, H3Z 1B1

> **Re:** **Sand Technology Inc.**
> **Form 20-F/A for the fiscal year ended July 31, 2012**
> **Filed December 11, 2012**
> **File No. 000-14884**

Dear Mr. Musselman:

We have reviewed your letter dated March 5, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 14, 2013.

Form 20-F/A for the Fiscal Year Ended July 31, 2012

Financial Statements

Independent Auditor's Report, page 1

1. We note your response to prior comment 2 indicating that no change to the Auditor's Report is required. As noted in the Audit Report and consistent with Instruction 2 to Item 8.A.2 of Form 20-F, the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States (PCAOB). As such, the audit opinion should comply with the PCAOB standard regarding going concern uncertainties. As previously requested, amend your filing to include a report that uses the term "substantial doubt." Refer to AU 341.12. Also refer to the related discussion at the

International Practices Task Force meeting on November 22, 2011, which can be located at:
http://www.thecaq.org/iptf/pdfs/highlights/2011_November22_IPTF_JointMeetingHLs_final.pdf.

Notes to Consolidated Financial Statements

Note 3 - Significant Accounting Policies

a) Basis of Presentation and Statement of Compliance, page 8

2.   We note your response to prior comment 3 indicating that no change will be made to the financial statements. Item 17(c) of Form 20-F requires an unreserved and explicit statement of compliance with IFRS as issued by the IASB in the notes to the financial statements. If the notes do not contain this information, then a U.S. GAAP reconciliation must be provided. Please revise to include this statement in the notes to financial statements or provide a reconciliation to U.S. GAAP.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief